Filed Pursuant to Rule 433

Registration No. 333-185268

December 5, 2012

Starwood Hotels & Resorts Worldwide, Inc.

Pricing Term Sheet

3.125% Senior Notes Due 2023

Issuer:	Starwood Hotels & Resorts Worldwide, Inc.

Size:	$350 million

Maturity:	February 15, 2023

Coupon:	3.125%

Price to Public:	99.596%

Yield to Maturity:	3.171%

Spread to Benchmark Treasury:	T+ 158 basis points

Benchmark Treasury:	UST 1.625% due November 15, 2022

Benchmark Treasury Price / Yield:	100-10 / 1.591%

Interest Payment Dates:	February 15, and August 15, commencing August 15, 2013

Optional Redemption:	Prior to November 15, 2022, in whole or in part, at the greater of (i) 100% of the principal amount and (ii) discounted present value at Treasury plus 25 basis points; on or after November 15, 2022, at 100% of the principal amount.

Settlement:	T+ 3; December 10, 2012

CUSIP / ISIN:	85590AAP9 / US85590AAP93

Ratings:*	Moody’s: Baa2 (Stable), S&P: BBB (Stable), Fitch: BBB (Stable)

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated HSBC Securities (USA) Inc. Wells Fargo Securities LLC

Senior Co-Managers:

Barclays Capital Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Junior Co-Managers:	Banca IMI S.p.A. Goldman, Sachs & Co. Mizuho Securities USA Inc. SMBC Nikko Capital Markets Limited SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, by calling J.P. Morgan Securities LLC at 1-212-834-4533 or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

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